UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2026
Commission File Number: 001-40805
VersaBank
(Exact name of registrant as specified in its charter)
140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐   Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 24, 2026, VersaBank issued a Notice of Meeting, Form of Proxy, Management Information Circular and Letter of Transmittal, copies of which are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K.
The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
VERSABANK
Date: August 24, 2026	By: /s/ Tammie Ashton Name: Tammie Ashton Title: Global Executive Vice President

EXHIBIT INDEX
Exhibit No.	Description
99.1	VersaBank Notice of Meeting
99.2	VersaBank Form of Proxy
99.3	VersaBank Management Information Circular
99.4	VersaBank Letter of Transmittal